HINDALCO

ADITYA BIRLA GROUP

82-3428

Ref: AJJ:ADS:205:2004

Date:- 21st January, 2004

Securities and Exchange Commission [redacted]
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

04012432

SUPPL

Attn:- International Corporate Finance

Dear Sir,

As per Clause 36(7) and other relevant Clause of the Listing Agreement, it is hereby informed to all the Stock Exchanges that the Madras Stock Exchange Limited vide its letter dated January 7, 2004 has informed the Company that it has delisted the Equity shares of the Company from its Stock Exchange w.e.f. January 7, 2004 pursuant to the application made by the Company to it for voluntary delisting of its Equity shares.

Kindly display the same on the Exchange's Notice Board.

Thanking you,

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Yours faithfully,
For Hindalco Industries Limited

ANIL J. JHALA
JOINT-PRESIDENT (Treasury) &
Company Secretary

dlw 1/28

SEC MAIL RECEIVED PROCESSING
JAN 23 2004
WASH. DC 105 SECTION

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516 • Email : ajjhala@adityabirla.com
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7001 • E-mail : share@hindalco.com)
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107